JET METAL CORP.

(FORMERLY CROSSHAIR ENERGY CORPORATION)

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDED OCTOBER 31, 2013

(Unaudited)
(Expressed in Canadian Dollars)

NOTICE OF NO AUDITOR REVIEW OF

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT
   (Expressed in Canadian Dollars)
   (Unaudited)

	OCTOBER 31, 2013	APRIL 30, 2013

ASSETS

Current assets
Cash and cash equivalents	$148,887	$596,450
Marketable securities (Note 4)	71,547	85,737
Receivables	8,952	20,830
Prepaid expenses	49,873	83,968
	279,259	786,985

Reclamation bonds (Note 6)	66,827	64,452

Equipment (Note 5)	102,393	113,770

Exploration and evaluation assets (Note 6)	2,509,791	5,670,409

	$2,958,270	$6,635,616

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Payables and accrued liabilities	$261,478	$324,898
Due to related parties (Note 11)	499,815	367,834
	761,293	692,732

Future reclamation provisions (Note 7)	37,875	37,161
	799,168	729,893
Equity
Capital stock (Note 9)	87,411,032	87,411,032
Reserves	21,471,430	21,520,601
Deficit	(106,723,360)	(103,025,910)
	2,159,102	5,905,723

	$2,958,270	$6,635,616

Nature of Operations and Going Concern (Note 1)
Subsequent events (Note 15)

Approved on December 11, 2013 on behalf of the Board of Directors:

”Jay Sujir”	Director	“Chris Healey”	Director
Jay Sujir		Chris Healey

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)
(Unaudited)

	THREE MONTHS ENDED OCTOBER 31,		SIX MONTHS ENDED OCTOBER 31,
	2013	2012	2013	2012

EXPENSES
Audit and accounting	$10,500	$47,060	$11,300	$66,153
Consulting	-	72,445	-	237,445
Depreciation (Note 5)	5,688	6,841	11,377	14,047
Director fees	-	29,107	-	68,574
Exploration and evaluation (Note 6)	20,392	1,471,277	29,268	3,012,723
Insurance	7,350	11,250	18,336	28,915
Interest (Note 7)	357	2,600	714	5,201
Investor relations	5,484	55,294	8,240	128,748
Legal	2,400	28,273	8,058	35,005
Management fees	37,500	104,310	117,533	210,677
Office and administration	33,562	74,328	70,434	121,336
Rent	9,073	32,065	22,739	68,653
Share-based compensation (recovery) (Note 9)	12,902	217,129	(49,171)	492,786
Transfer agent and filing fees	41,353	15,241	90,993	59,958
Travel	-	10,480	212	34,295
Wages and salaries	44,651	231,270	184,111	436,240
	(231,212)	(2,408,970)	(524,144)	(5,020,756)

OTHER ITEMS
Finance income	-	6,732	39	19,309
Gain (loss) on foreign exchange	546	(4,732)	1,463	(10,432)
Loss on asset disposition	-	(42,738)	-	(42,738)
Other income - flow through premium (Note 8)	-	229,975	-	428,712
Unrealized loss on marketable securities (Note 4)	(13,238)	(73,155)	(14,190)	(19,335)
Impairment of exploration and evaluation assets (Note 6)	(3,160,618)	(932,585)	(3,160,618)	(932,585)
	(3,173,310)	(816,503)	(3,173,306)	(557,069)
Net loss and comprehensive loss for the period	$(3,404,522)	$(3,225,473)	$(3,697,450)	$(5,577,825)

Basic and diluted loss per common share	$(0.52)	$(0.49)	$(0.56)	$(0.85)

Weighted average number of common shares outstanding	6,578,035	6,578,218	6,578,035	6,578,218

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTH PERIODS ENDED OCTOBER 31,
(Expressed in Canadian Dollars)
(Unaudited)

	2013	2012

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$(3,697,450)	$(5,577,825)
Items not affecting cash:
Depreciation (Note 5)	11,377	14,047
Impairment of exploration and evaluation assets (Note 6)	3,160,618	932,585
Interest (Note 7)	714	5,201
Loss on asset disposition (Note 5)	-	42,738
Other income – flow through premium (Note 8)	-	(428,712)
Share-based compensation (recovery) (Note 9)	(49,171)	492,786
Unrealized loss (gain) – foreign exchange	(2,375)	10,432
Unrealized loss – marketable securities (Note 4)	14,190	19,335
Non-cash working capital item changes
Receivables	11,878	(258,183)
Due to related parties	131,981	8,210
Prepaid expenses	34,095	(109,050)
Payables and accrued liabilities	(63,420)	335,614
Net cash used in operating activities	(447,563)	(4,512,822)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of exploration and evaluation assets	-	(23,533)
Acquisition of equipment	-	(45,553)
Refund (purchase) of reclamation bonds	-	(145,969)
Net cash used in investing activities	-	(215,055)

CASH FLOWS FROM FINANCING ACTIVITIES
Share issue costs	-	(46,481)
Net cash used in financing activities	-	(46,481)

Net change in cash and cash equivalents during the period	(447,563)	(4,774,358)

Cash and cash equivalents, beginning of period	596,450	5,446,298
Cash and cash equivalents, end of period	$148,887	$671,940
Cash and cash equivalents
Cash	$125,887	$171,940
Liquid short term investments	23,000	500,000
	$148,887	$671,940
Cash (paid) received for
Interest	$-	$22,589
Taxes	$-	$-

Supplemental disclosures with respect to cash flows (Note 10)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in Canadian Dollars)
(Unaudited)

	Capital Stock
	Number of Shares(1)	Amount	Reserves	Deficit	Total

Balance, April 30, 2012	6,578,218	$87,457,513	$20,894,237	$(91,351,849)	$16,999,901
Share issuance costs	-	(46,481)	-	-	(46,481)
Share-based compensation	-	-	492,786	-	492,786
Loss for the period	-	-	-	(5,577,825)	(5,577,825)

Balance, October 31, 2012	6,578,218	87,411,032	21,387,023	(96,929,674)	11,868,381
Share-based compensation	-	-	133,578	-	133,578
Loss for the period	-	-	-	(6,096,236)	(6,096,236)

Balance, April 30, 2013	6,578,218	87,411,032	21,520,601	(103,025,910)	5,905,723
Common shares cancelled due to fractional rounding	(183)	-	-	-	-
Share-based compensation (recovery)	-	-	(49,171)	-	(49,171)
Loss for the period	-	-	-	(3,697,450)	(3,697,450)

Balance, October 31, 2013	6,578,035	$87,411,032	$21,471,430	$(106,723,360)	$2,159,102

(1)  During the six month period ended October 31, 2013, the Company consolidated its common shares on the basis of one post-consolidated share for every ten pre-consolidated common shares held (Note 9). All references to share and per share amounts have been restated to reflect this share consolidation.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2013
(Expressed in Canadian Dollars)
(Unaudited)

1.   NATURE OF OPERATIONS AND GOING CONCERN

Jet Metal Corp. (formerly Crosshair Energy Corporation) (the "Company" or “Jet Metal”) is an exploration stage company whose common shares trade on the TSX and the OTC Markets Group’s OTCQB Marketplace (Note 15).  The Company voluntarily delisted its common shares from the NYSE MKT and its common shares were transferred to and began trading on July 1, 2013 on the OTC Markets Group’s OTCQB Marketplace.  The Company is in the business of acquiring, exploring and evaluating mineral resource properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed.  The Company is incorporated under the laws of British Columbia. All of the Company’s resource properties are currently located in North America. The address of the Company’s registered office is #1240 – 1140 West Pender Street, Vancouver, British Columbia, Canada V6E 4G1.

The Company is in the process of exploring and evaluating its exploration and evaluation assets and has not yet determined whether the properties contain ore reserves that are economically recoverable.  The recoverability of the amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

During the six month period ended October 31, 2013, the Company consolidated its common shares on the basis of one post-consolidated share for every ten pre-consolidated common shares held (Note 9). All references to share and per share amounts have been restated to reflect this share consolidation.

These condensed interim consolidated financial statements have been prepared using International Financial Reporting Standards (“IFRS”) on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

These condensed interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary were the going concern assumption deemed to be inappropriate.  These adjustments could be material.

As at October 31, 2013, the Company had a working capital deficit of $482,034 (April 30, 2013 – working capital of $94,253) and a deficit of $106,723,360 (April 30, 2013 - $103,025,910).  At present the Company has no producing properties and consequently has no current operating income or cash flows. Without additional financing, the Company will not be able to fund both its exploration programs and ongoing operations for the next 12 months. The Company intends to finance its future requirements through a combination of debt and/or equity issuance. There is no assurance that the Company will be able to obtain such financings or obtain them on favorable terms. These uncertainties cast substantial doubt on the Company’s ability to continue as a going concern.

2.   BASIS OF PRESENTATION

a)   Significant accounting judgements and estimates

The preparation of the condensed interim consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions.  These estimates and assumptions affect the reported amounts of assets, liabilities, shareholders’ equity, and the disclosure of contingent assets and liabilities, as at the date of the financial statements, and expenses for the periods reported.

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2013
(Expressed in Canadian Dollars)
(Unaudited)

2.   BASIS OF PRESENTATION (continued)

a)   Significant accounting judgements and estimates (continued)

Critical Judgments

The preparation of these financial statements requires management to make judgments regarding the going concern of the Company, as previously discussed in Note 1, as well as the determination of functional currency. The functional currency is the currency of the primary economic environment in which an entity operates, and has been determined for each entity within the Company. The functional currency for the Company and its subsidiaries has been determined to be the Canadian dollar.

Key Sources of Estimation Uncertainty

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant.

Significant estimates made by management affecting the financial statements include:

Share-based Payments

Estimating fair value for granted stock options and compensatory warrants requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the option or warrant, volatility, dividend yield, and rate of forfeitures and making assumptions about them.

Deferred Tax Assets & Liabilities

The estimation of income taxes includes evaluating the recoverability of deferred tax assets and liabilities based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets and liabilities will not be realized. The ultimate realization of deferred tax assets and liabilities is dependent upon the generation of future taxable income, which in turn is dependent upon the successful discovery, extraction, development and commercialization of mineral reserves. To the extent that management’s assessment of the Company’s ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets or liabilities, and deferred income tax provisions or recoveries could be affected.

Recoverability of Exploration & Evaluation Assets

The Company is in the process of exploring and evaluating its exploration and evaluation assets and has not yet determined whether the properties contain mineral reserves that are economically recoverable.  The recoverability of  the amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to complete the development of those mineral reserves and upon future production or proceeds from the disposition thereof.

Useful Life of Equipment

Equipment is depreciated over its estimated useful life. Estimated useful lives are determined based on current facts and past experience, and take into consideration the anticipated physical life of the asset, the potential for technological obsolescence, and regulations.

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2013
(Expressed in Canadian Dollars)
(Unaudited)

2.   BASIS OF PRESENTATION (continued)

a)   Significant accounting judgements and estimates (continued)

Key Sources of Estimation Uncertainty (continued)

Future Reclamation Provision

The Company assesses its provision for reclamation related to its exploration and evaluation activities at each reporting period or when new material information becomes available. Accounting for reclamation obligations requires management to make estimates of the future costs that will be incurred to complete the reclamation to comply with existing laws and regulations. Actual future costs that will be incurred may differ from those amounts estimated as a result of changes to environmental laws and regulations, timing of future cash flows, changes to future costs, technical advances, and other factors. In addition, the actual work required may prove to be more extensive than estimated because of unexpected geological or other technical factors. The measurement of the present value of the future obligation is dependent on selection of suitable discount rate and the estimate of future cash outflows. Changes to either of these estimates may materially affect the present value calculation of the obligation.

b) Approval of the financial statements

The condensed interim consolidated financial statements of the Company for the six month period ended October 31, 2013 were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on December 11, 2013.

c) Basis of presentation

These condensed interim consolidated financial statements are presented in Canadian dollars, which is the functional currency of the Company and its subsidiaries, and have been prepared on a historical cost basis, except for certain financial instruments classified as financial instruments at fair value through profit and loss, and available-for-sale, which are stated at their fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for certain cash flow information.

d) Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Boards (“IASB”) and in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting.  The condensed interim consolidated financial statements do no include all the information required for full annual financial statements.

These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended April 30, 2013.

e) Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company, and its wholly owned subsidiaries, Target Exploration and Mining Corp (“Target”), Crosshair Energy USA, Inc. (“Crosshair USA”), Gemini Metals Corp. (“Gemini”) as well as The Bootheel Project LLC (“BHP LLC”) in which the Company has a 81% interest. A wholly owned subsidiary is an entity in which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. All intercompany transactions and balances have been eliminated on consolidation.

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2013
(Expressed in Canadian Dollars)
(Unaudited)

2.   BASIS OF PRESENTATION (continued)

e)   Basis of consolidation (continued)

Details of the Company’s subsidiaries are as follows:

Name	Place of incorporation	Interest %	Principal activity
Target Exploration and Mining Corp.	British Columbia, Canada	100%	Exploration and evaluation of mineral properties
Crosshair Energy USA, Inc.	Nevada, United States	100%	Exploration and evaluation of mineral properties
Bootheel Project LLC	Colorado, United States	81%	Exploration and evaluation of mineral properties
Gemini Metals Corp.	British Columbia, Canada	100%	In-active subsidiary

3.   SIGNIFICANT ACCOUNTING POLICIES

The accounting policies followed by the Company are set out in Note 3 to the audited consolidated financial statements for the year ended April 30, 2013 and have been consistently followed in the preparation of these condensed interim consolidated financial statements, except for new standards adopted as disclosed below.

New Accounting Pronouncements Adopted

The following accounting standards were adopted as of May 1, 2013 and did not have a material impact on the condensed interim consolidated financial statements of the Company.

Amendments to IFRS 7, Financial Instruments:  Disclosures (“IFRS 7”) introduces enhanced disclosure around the transfer of financial assets and associated risks.

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements (“IFRS 10”), which builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of a parent company. IFRS 10 also provides additional guidance to assist in the determination of control where this is difficult to assess.

In May 2011, the IASB issued IFRS 11, Joint Arrangements (“IFRS 11”), which enhances accounting for joint arrangements, particularly by focusing on the rights and obligations of the arrangement, rather than the arrangement’s legal form. IFRS 11 also addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities and prohibits proportionate consolidation.

In May 2011, the IASB issued IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), which is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles.

In May 2011, the IASB issued IFRS 13, Fair Value Measurement (“IFRS 13”), which defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 does not determine when an asset, a liability or an entity’s own equity instrument is measured at fair value. Rather, the measurement and disclosure requirements of IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value (with limited exceptions).

In June 2011, the IASB amended IAS 1, Presentation of Financial Statements (“IAS 1”), to change the disclosure of items presented in other comprehensive income into two groups, based on whether those items may be recycled to profit or loss in the future.

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2013
(Expressed in Canadian Dollars)
(Unaudited)

3.   SIGNIFICANT ACCOUNTING POLICIES (continued)

New Accounting Pronouncements Adopted (continued)

Amendments to IAS 27, Separate Financial Statements (“IAS 27”), and IAS 28, Investments in Associates and Joint Ventures (“IAS 28”) have been made. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10-13.

New Accounting Pronouncements to be Adopted

The following accounting pronouncements have been made, but are not yet effective for the Company as at October 31, 2013.  The Company is currently evaluating the impact of these amended standards on its consolidated financial statements.

In November 2009 and October 2010, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”), which represents the completion of the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement, with a new standard. Per the new standard, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity’s own credit risk in the other comprehensive income or loss section of the entity’s statement of comprehensive loss, rather than within profit or loss. Additionally, IFRS 9 includes revised guidance related to the derecognition of financial instruments. IFRS 9 applies to financial statements for annual periods beginning on or after January 1, 2015, with early adoption permitted.  The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

Amendments to IAS 32, Financial Instruments:  Presentation, are effective for annual periods beginning on or after January 1, 2014.  This provides for amendments relating to offsetting financial assets and financial liabilities.    The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

4.   MARKETABLE SECURITIES

	Messina Minerals (MMI.V)	Australian American Mining Corp. (AIW.A)	Expedition Mining Inc. (EXU.V)	Total

Cost

Balance at April 30, 2012, April 30, 2013 and October 31, 2013	$2,695,052	$97,024	$1,000,000	$3,792,076

Adjustments to Fair Value

Balance at April 30, 2012	(2,633,288)	(77,824)	(822,222)	(3,533,334)
Adjustment for the year	(44,117)	(6,666)	(122,222)	(173,005)
Balance at April 30, 2013	(2,677,405)	(84,490)	(944,444)	(3,706,339)
Adjustment for the period	3,529	(6,608)	(11,111)	(14,190)
Balance at October 31, 2013	$(2,673,876)	$(91,098)	$(955,555)	$(3,720,529)

Fair Value

At April 30, 2013	$17,647	$12,534	$55,556	$85,737
At October 31, 2013	$21,176	$5,926	$44,445	$71,547

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2013
(Expressed in Canadian Dollars)
(Unaudited)

5.   EQUIPMENT

Exploration Equipment

Cost

Balance at April 30, 2012	$379,293
Additions	45,554
Dispositions	(126,261)
Balance at April 30, 2013 and October 31, 2013	$298,586

Accumulated Depreciation

Balance at April 30, 2012	$236,675
Depreciation	26,338
Dispositions	(78,197)
Balance at April 30, 2013	184,816
Depreciation	11,377
Balance at October 31, 2013	$196,193

Net Book Value

At April 30, 2013	$113,770
At October 31, 2013	$102,393

6.   EXPLORATION AND EVALUATION ASSETS

The following table illustrates acquisition costs:

	CMB	CMB JV	Bootheel Project	Golden Promise	Juniper Ridge	Total

Balance at April 30, 2012	$3,010,348	$2,515,422	$3,726,441	$1,410,842	$929,052	$11,592,105
Acquisition costs	200,000	-	1,283	20,000	3,533	224,816
Change in estimates of future reclamation provisions	(49,730)	(5,631)	-	(29,714)	(18,196)	(103,271)
Impairment	-	-	(3,727,724)	(1,401,128)	(914,389)	(6,043,241)
Balance at April 30, 2013	3,160,618	2,509,791	-	-	-	5,670,409
Impairment	(3,160,618)	-	-	-	-	(3,160,618)
Balance at October 31, 2013	$-	$2,509,791	$-	$-	$-	$2,509,791

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2013
(Expressed in Canadian Dollars)
(Unaudited)

6.   EXPLORATION AND EVALUATION ASSETS (continued)

The following table illustrates the exploration and evaluation expenditures incurred during the six month period ended October 31, 2013:

	CMB	Bootheel Project	Juniper Ridge	Total

Administration (recovery)	$560	$22,039	$(147)	$22,452
Reclamation costs	-	12,974	-	12,974
Recovery – JV Partner	-	(6,158)	-	(6,158)
	$560	$28,855	$(147)	$29,268

The following table illustrates the exploration and evaluation expenditures incurred during the six month period ended October 31, 2012:

	CMB	Bootheel Project	Golden Promise	Juniper Ridge	Total

Administration	$6,334	$17,833	$-	$35,689	$59,856
Drilling and trenching	731,780	13,433	-	332,946	1,078,159
Geology	1,397,351	31,119	24,524	323,837	1,776,831
Geophysics	11,028	-	-	44,918	55,946
Hydrology	-	52	-	-	52
Metallurgy	-	-	-	6,711	6,711
Permitting	-	-	-	37,296	37,296
Reclamation costs	-	-	22,741	-	22,741
Recovery – JV Partner	-	(24,869)	-	-	(24,869)
	$2,146,493	$37,568	$47,265	$781,397	$3,012,723

Central Mineral Belt (“CMB”)

Moran Lake Property

Pursuant to an agreement dated October 14, 2004, the Company acquired an option to earn a 90% interest, subject to a 2% net smelter royalty (“NSR”) and a 10% carried interest to the vendor, in the Moran Lake Property, a uranium prospect located in Central Labrador, Newfoundland and Labrador, Canada.  The agreement was amended on March 1, 2005 to include additional claims adjacent to the Moran Lake Property, known as Moran Heights.

The Company has previously issued 40,000 common shares, made cash payments totaling $575,000 and spent more than the required minimum $3,000,000 on project expenditures.  In connection with the option agreement to earn its 90% interest in the Moran Lake Property, the Company was involved in a dispute with the original vendor of the Moran Lake Property, Mr. Murphy, regarding the timing of advance royalty payments. On December 5, 2011, the Company settled the litigation. Under the terms of the settlement the Company made a cash payment of $600,000 and issued 119,361 shares. All litigation was discontinued and Mr. Murphy acknowledged the Company’s 90% interest in the CMB Uranium/Vanadium Project has vested and any requirement for a bankable feasibility study was irrevocably waived. The Company is required to make advance royalty payments of $200,000 per year commencing in November 2012 (which amount for November 2012 was paid). Should the Company choose to bring the Moran Lake Property into production, the advance royalty payments made previously will be deducted against any NSR owed to the original vendor of the property.

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2013
(Expressed in Canadian Dollars)
(Unaudited)

6.   EXPLORATION AND EVALUATION ASSETS (continued)

Central Mineral Belt (“CMB”) (continued)

Moran Lake Property (continued)

Subsequent to the six month period ended October 31, 2013, the Company exercised its right to abandon those mineral claims that form the Moran Lake Property and terminated the related agreement to discharge the Company from any further obligations with respect to the Moran Lake Property (Note 15).  As a result, the Company recorded an impairment of $2,484,868 to operations during the six month period ended October 31, 2013.

Otter/Portage Lake Property

Pursuant to an agreement dated December 2, 2005, the Company acquired a 100% interest, subject to a 1.5% NSR, in the Otter and Portage Lake Properties located in the Central Mineral Belt of Labrador.

During the six month period ended October 31, 2013, the Company recorded an impairment of $675,750 to operations in relation to the Otter and Portage Lake Properties.

CMB Joint Venture

Silver Spruce Central Mineral Belt (“CMB”) Joint Venture

In July 2008, the Company entered into an agreement with Expedition Mining Inc. ("Expedition"), formally known as Universal Uranium Ltd., and acquired all of Expedition's interest (60%) in its joint venture project with Silver Spruce Resources Inc. in Labrador. Currently the Company has a 100% interest in the property subject to a 2% net smelter royalty payable to Silver Spruce and a 2% net smelter royalty payable to Expedition Mining Inc. on 60%.

Bootheel Project

On March 31, 2009, the Company acquired an interest in the Bootheel and Buckpoint Properties in Wyoming, USA through the acquisition of Target. Under a series of agreements between UR-Energy USA Inc. (“URE”), several of its subsidiaries, Target and Crosshair USA, a wholly owned subsidiary of Target, the Company may earn a 75% interest in BHP LLC, subject to certain royalties, by completing expenditures totalling US $3,000,000 on or before June 7, 2011. The Company made these expenditures, and additional expenditures, which increased its holdings to 81%. The Company, through Target, has earned a 81% interest in BHP LLC representing a 81% interest in the underlying Bootheel and Buckpoint Properties.

Under agreements dated February 5, 2008 between MJ Ranches Inc. and Crosshair USA as manager, BHP LLC leased MJ Ranches Inc.’s 75% ownership of certain minerals on fee land that adjoins the Bootheel Property.  The initial term of the agreement was for five years with provision for two renewals.  Payment for the initial five year term was US $252,651 paid in advance, increased for inflation for the renewal periods.  The acquired mineral rights were subject to a sliding scale royalty tied to the sales price of uranium. The “Uranium Lease and Surface and Damage Agreement” and “Surface Impact Agreement” expired in February 2013.  On June 7, 2013, the Company announced that BHP LLC has been unable to reach an agreement with MJ Ranches Inc. on terms which more accurately reflect current market conditions.  Certain portions of the mineral resources included in the Technical Report issued by the Company, dated October 27, 2012, are located on those lands which were subject to the mineral lease with MJ Ranches Inc.  Accordingly, during the year ended April 30, 2013, the Company recorded an impairment of all of the capitalized costs of this project to operations.

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2013
(Expressed in Canadian Dollars)
(Unaudited)

6.   EXPLORATION AND EVALUATION ASSETS (continued)

Golden Promise

Golden Promise Property

On April 29, 2009, the Company acquired a 60% interest in the Golden Promise Gold Project in Central Newfoundland, Canada with an option to acquire an additional interest from Paragon Minerals Corp. (“Paragon”).

The Company was to provide Paragon with a $2,000,000 carried interest in initial exploration expenditures to be completed prior to May 2013. The Company can extend the timeframe to complete the initial exploration program by 12 months upon issuing 6,250 common shares to Paragon.

Upon the successful completion of the initial $2,000,000 exploration program, the Company can elect to earn an additional 10% interest (to 70%) in Golden Promise by providing Paragon with an additional $1,000,000 carried interest in additional exploration expenditures within 24 months.   The Company can extend the timeframe to complete the additional exploration program by 12 months upon issuing 2,500 common shares to Paragon.  In the event that the Company does not complete the additional expenditure program within the required timeframe, the Company can purchase the remaining 10% interest by paying Paragon the difference between actually incurred exploration expenditures and $1,000,000 or just retain the 60% interest.

On May 31, 2013, the Company and Paragon terminated the Golden Promise Option and Joint Venture Agreement and as a result, the Company recorded an impairment of $1,401,128 to operations during the year ended April 30, 2013.

Southern Golden Promise (Victoria Lake)

The Company has earned a 62.02% interest in mineral claims located in the Botwood Basin area of Central Newfoundland known as Southern Golden Promise in consideration for issuing a total of 10,000 common shares and incurring a minimum of $1,750,000 exploration expenditures within specified deadlines.

Juniper Ridge Uranium Property

On October 29, 2010, the Company signed a definitive agreement with Strathmore Resources Ltd., a wholly owned subsidiary of Strathmore Minerals Corp. (“Strathmore”) to acquire the Juniper Ridge Uranium Property.  In order to acquire this property, the Company was required to make cash payments totalling US$4,450,000 (US$450,000 has been paid), and issue shares with a total value of US$2,750,000 (US$250,000 in shares has been issued).

Title to the Juniper Ridge Property had been transferred to the Company by Strathmore upon making the initial payments of US$700,000 of which US$250,000 was paid by issuance of 55,251 common shares of the Company. On November 30, 2012, the Company announced that it has terminated this agreement and as a result, $914,389 of the capitalized costs were written off to operations during the year ended April 30, 2013. The Company transferred the title to Juniper Ridge Property back to Strathmore in February 2013.

Reclamation Bonds

As at October 31, 2013, the Company had outstanding reclamation bonds for the Bootheel Property and Juniper Ridge Property of US$25,800 and US$36,600, respectively, registered with the Wyoming Department of Environmental Quality and State Office of Lands and Investment.  The Company also had an outstanding reclamation bond of $1,750 for Southern Golden Promise (Victoria Lake).

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2013
(Expressed in Canadian Dollars)
(Unaudited)

7.   FUTURE RECLAMATION PROVISIONS

	October 31, 2013	April 30, 2013

Beginning balance	$37,161	$130,030
Change in estimates1	-	(103,271)
Interest	714	10,402
Ending balance	$37,875	$37,161

1 The Company revised its prior estimates based on new information regarding potential future reclamation costs, and the estimated dates of abandonment of the interests in exploration and evaluation assets.

As at October 31, 2013, the Company has legal obligations associated with its Moran Lake and Bootheel exploration assets for cleanup costs. These costs are anticipated to be incurred between 2013 and 2015.

The total undiscounted amount of estimated cash flows required to settle the obligations is approximately $37,500, which was adjusted for inflation at the rate of 2%, discounted at 8% and projected out to 2015.

8.   OTHER LIABILITY

	October 31, 2013	April 30, 2013

Beginning balance	$-	$428,712
Settlement of flow-through share liability on expenditures made	-	(428,712)
Ending balance	$-	$-

The Company periodically issues flow-through shares with any resulting flow-through premium recorded as other liability. The liability is subsequently reduced when the required exploration expenditures are made, and accordingly, a recovery of flow-through premium is recorded as other income.

9.   CAPITAL STOCK AND RESERVES

Share and warrant issuances

There were no share or warrant issuances during the six month period ended October 31, 2013 or the year ended April 30, 2013.

During the six month period ended October 31, 2013, the Company consolidated its common shares on the basis of one post-consolidated share for every ten pre-consolidated common shares held. All references to share and per share amounts have been restated to reflect this share consolidation.

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2013
(Expressed in Canadian Dollars)
(Unaudited)

9.   CAPITAL STOCK AND RESERVES (continued)

Warrants

The following is a summary of warrant activities during the six month period ended October 31, 2013 and for the year ended April 30, 2013:

	Number of Warrants	Weighted Average Exercise Price

Outstanding, April 30, 2012	2,242,246	$8.70
Expired	(1,325,000)	$10.00
Outstanding, April 30, 2013 and October 31, 2013	917,246	$6.79

As at October 31, 2013, the following warrants were outstanding and exercisable:

Number of Warrants	Exercise Price	Remaining Life (Years)	Expiry Date

818,970	$7.00	0.33	February 27, 2014
98,276(1)	$5.00	0.33	February 27, 2014
917,246

(1) Broker warrants exercisable into one common share and one warrant of the Company, with each of these warrants exercisable for one common share of the Company at $5.00 until February 27, 2014.

Stock options

The Company’s Stock Option Plan is a 10% rolling plan that allows a maximum 10% of the issued shares to be reserved for issuance under the plan. Options granted under the plan may not have a term exceeding 10 years and vesting provisions are at the discretion of the Board of Directors.

The following is a summary of stock option activities during the six month period ended October 31, 2013 and for the year ended April 30, 2013:

	Number of Stock Options	Weighted Average Exercise Price

Outstanding, April 30, 2012	660,012	$11.30
Forfeited	(35,000)	$7.39
Expired	(25,049)	$36.32
Outstanding, April 30, 2013	599,963	$10.30
Forfeited	(120,501)	$8.09
Expired	(70,499)	$12.69
Outstanding, October 31, 2013	408,963	$10.59

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2013
(Expressed in Canadian Dollars)
(Unaudited)

9.    CAPITAL STOCK AND RESERVES (continued)

Stock options (continued)

At October 31, 2013, the following stock options were outstanding to directors, officers and employees:

Outstanding	Exercisable	Exercise Price	Remaining Life (Years)	Expiry Date

56,625	56,625	$10.80	0.58	May 28, 2014
28,088	28,088	$8.80	1.09	November 30, 2014
1,250	1,250	$8.00	1.14	December 21, 2014
11,250	11,250	$8.40	1.19	January 6, 2015
191,000	191,000	$14.40	2.14	December 21, 2015
30,000(1)	30,000	$1.50	2.14	December 21, 2015
10,000	10,000	$19.50	2.19	January 7, 2016
9,500	9,500	$11.20	2.42	April 1, 2016
71,250	53,438	$3.80	3.49	April 24, 2017
408,963	391,151

(1)	These options were re-priced during the prior fiscal year, from an exercise price of $14.40 to $3.80, and again from $3.80 to $1.50 in the current period.

Share-based compensation

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting.  For the six month period ended October 31, 2013, the Company recognized a recovery of share-based compensation expense of $49,171 (October 31, 2012 – expense of $492,786) for options vesting during the period.  No stock options were granted during the six month periods ended October 31, 2013 and 2012.

10.   SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

There were no significant non-cash transactions affecting cash flows from operating, investing or financing activities during the six month periods ended October 31, 2013 and 2012.

11.   RELATED PARTY TRANSACTIONS

Related parties and related party transactions impacting the accompanying condensed interim consolidated financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Company’s Board of Directors, corporate officers, including the Company’s Chief Executive Officer, Chief Financial Officer, and Vice Presidents.

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2013
(Expressed in Canadian Dollars)
(Unaudited)

11.   RELATED PARTY TRANSACTIONS (continued)

Key management personnel (continued)

Remuneration attributed to key management personnel for the six month periods ended October 31, 2013 and 2012 can be summarized as follows:

	October 31, 2013	October 31, 2012

Share-based compensation	$19,929	$258,942
Short-term benefits*	162,779	544,826
	$182,708	$803,768

*	include base salaries and directors’ fees, pursuant to contractual employment or consultancy arrangements, management and consulting fees

The Company has a consulting agreement with the Executive Chairman that provides for a lump sum payment of $150,000 on termination or $450,000 in the event of a change of control of the Company.

Other related parties

King & Bay West Management Corp. (“King & Bay West”), formerly Forbes West Management Corp.: King & Bay West is an entity owned by the Executive Chairman of the Company and provides administrative, management, geological, regulatory, tax, corporate development and investor relations services to the Company.

Transactions entered into with related parties other than key management personnel during the six month periods ended October 31, 2013 and 2012 include the following:

	October 31, 2013	October 31, 2012

King & Bay West	$222,171	$982,193

Amounts due to related parties as at October 31, 2013 included the following:

•	King & Bay West, controlled by the Executive Chairman - $434,190 (April 30, 2013 - $319,312)

•	MJM Consulting Corp., controlled by the Executive Chairman of the Company - $65,625 (April 30, 2013 - $48,522)

The amounts due to related parties are non-interest bearing.

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2013
(Expressed in Canadian Dollars)
(Unaudited)

12.   SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the acquisition, exploration and evaluation of mineral properties in North America.

	October 31, 2013	April 30, 2013

Equipment

United States	$2,815	$3,128
Canada	99,578	110,642
	$102,393	$113,770

Reclamation bonds

United States	$65,077	$62,702
Canada	1,750	1,750
	$66,827	$64,452
Exploration and evaluation assets

United States	$-	$-
Canada	2,509,791	5,670,409
	$2,509,791	$5,670,409

13.   CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and evaluation of its exploration and evaluation assets, acquire additional mineral property interests and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. In the management of capital, the Company includes its components of equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets.

In order to maximize ongoing development efforts, the Company does not pay out dividends.  Management reviews its capital management approach on an ongoing basis and believes that this approach is reasonable given the relative size of the Company.

The Company currently is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the period.

14.   RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The fair value of the Company’s receivables, payables and accrued liabilities, and due to related parties approximate carrying value, due to their short-term nature.  The Company’s cash and cash equivalents and marketable securities are measured at fair value under the fair value hierarchy based on level one quoted prices in active markets for identical assets or liabilities.  The Company’s other financial instruments, being reclamation bonds, are measured at amortized cost.

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2013
(Expressed in Canadian Dollars)
(Unaudited)

14.   RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued)

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and price risk.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company is subject to credit risk on its cash and cash equivalents, and receivables. The Company limits its exposure to credit loss by placing its cash and cash equivalents with major financial institutions. The Company has no investments in asset-backed commercial paper. The Company’s receivables consist mainly of HST receivable due from the Government of Canada.  The Company does not believe it is exposed to significant credit risk

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through its capital management as outlined in Note 13. The Company will require additional equity financing to meet its administrative overhead costs and further exploration activities on its exploration and evaluation assets in fiscal 2014.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, commodity and equity prices, and foreign exchange rates.

(a) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a decline in the fair value of any short-term investments included in cash and cash equivalents is minimal because these investments generally have a fixed yield rate.

(b) Price risk

The Company is exposed to price risk with respect to commodity prices, particularly uranium, and equity prices, since the Company possesses investments in publicly traded securities.  The Company closely monitors those prices to determine the appropriate course of action to be taken by the Company. However, there can be no assurance that the Company can exit these positions if required, resulting in proceeds approximating the carrying value of these securities.

(c) Currency risk

The Company’s expenditures are predominantly in Canadian dollars, and any future equity raised is expected to be predominantly in Canadian dollars.  As at October 31, 2013, the Company has accounts payable denominated in US dollars of US$71,227, cash of US$6,627 and reclamation bonds of US$62,400.  A 10% change in the Canadian dollar vs. the US dollar would give rise to a gain/loss of approximately $230.

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2013
(Expressed in Canadian Dollars)
(Unaudited)

15.    SUBSEQUENT EVENTS

The following reportable events occurred subsequent to the six month period ended October 31, 2013:

•
On November 1, 2013, the Company exercised its right to abandon those mineral claims that form the Moran Lake Property and terminated the related agreement to discharge the Company from any further obligations with respect to the Moran Lake Property (Note 6).  The Company has accordingly impaired the associated exploration and evaluation assets as at October 31, 2013.

•
On November 22, 2013, the Company announced that it plans to voluntarily delist its common shares from the Toronto Stock Exchange and transition to the TSX Venture Exchange in a manner that will provide uninterrupted trading for the Company’s securities.